Lion Copper and Gold Corp.

(Formerly Quaterra Resources Inc.)

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

UNAUDITED

(Expressed in thousands of U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements for Lion Copper and Gold Corp. (the "Company") have been prepared by management in accordance with International Financing Reporting Standards ("IFRS"). These condensed interim consolidated financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company's auditors. The Company's Audit Committee and Board of Directors have reviewed and approved these condensed interim consolidated financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company's independent auditors have not performed a review of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Financial Position As at September 30, 2022 and December 31, 2021 (In thousands of U.S. Dollars)

	Note	September 30, 2022	December 31, 2021
		(unaudited)	(audited)
ASSETS

Current assets
Cash		$2,247	$842
Other receivables		4	6
Prepaid and deposit		56	43
		2,307	891

Mineral properties	4,11	32,491	32,203
Reclamation bonds		23	35
Investment in associate	5	1,833	-
Total assets		$36,654	$33,129

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$280	$1,358
Rio Tinto Deposit	6	1,636	-
Derivative liabilities	7	316	55
		2,232	1,413

Convertible debentures	7,8,11	1,630	-
Total liabilities		3,862	1,413

Shareholders' equity
Share capital	9	105,406	104,340
Contributed surplus	10	23,138	22,012
Deficit		(95,752)	(94,636)
Total shareholders' equity		32,792	31,716
Total liabilities and shareholders' equity		$36,654	$33,129

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 13)

CONTINGENCIES (Note 14)

SUBSEQUENT EVENTS (Note 17)

Approved on behalf of the Board of Directors on November 28, 2022:

/s/ "Travis Naugle"	/s/ "Stephen Goodman"
Chief Executive Officer	President & Chief Financial Officer

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021

General administrative expenses
General office		$72	$99	$146	$130
Insurance		23	24	44	48
Investor relations and corporate development		18	53	47	94
Professional fees		192	59	522	108
Rent		3	15	10	45
Salaries and benefits	11	135	242	654	682
Share-based payments	11	522	173	1,217	905
Transfer agent and regulatory		25	7	97	51
Travel		11	13	41	13
Operating loss		(1,001)	(685)	(2,778)	(2,076)

Fair value (loss) gain on derivative liabilities	7	17	84	52	27
Foreign exchange gain (loss)		12	31	24	49
Gain on settlement of debt	9	(4)	-	2	-
Accretion expense	8	(47)	-	(51)	-
Gain on sale of Butte Valley	4,11	-	-	1,208	-
NSR buy-down	4,11	250	-	500	-
Share of loss of investment in associate	5	(42)	-	(73)	-
General exploration		-	(92)	-	(104)
Unrealized gain (loss) on marketable securities		-	(70)	-	198
		186	(47)	1,662	170
Loss and comprehensive loss for the period		$(815)	$(732)	$(1,116)	$(1,906)

Loss per share, basic and diluted		$(0.00)	$(0.00)	$(0.00)	$(0.01)

Weighted average number of shares outstanding - basic		308,596,326	229,592,974	302,844,171	224,028,248

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp.
Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars, except for shares)

	Common shares	Share capital	Contributed surplus	Deficit	Total equity
Balance at December 31, 2020	218,715,610	$101,553	$19,406	$(91,612)	$29,347
Stock options and warrants exercised	5,600,000	414	(150)	-	264
Shares issued on Private Placement, net of Issuance cost	38,969,502	2,298	-	-	2,298
Fair value of warrants finders' fees	-	(42)	42	-	-
Share-based payments	-	-	905	-	905
Net loss for the period	-	-	-	(1,906)	(1,906)
Balance at September 30, 2021	263,285,112	$104,223	$20,203	$(93,518)	$30,908

Balance at December 31, 2021	293,806,611	$104,340	$22,012	$(94,636)	$31,716
Shares issued for mineral properties	9,500,000	625	-	-	625
Shares issued to settle debt	2,928,031	199	-	-	199
Shares issued for warrants exercised	2,000,000	149	(49)	-	100
Conversion feature on convertible debt	-	-	51	-	51
Grant of RSUs	1,333,333	93	-	-	93
Share-based payments	-	-	1,124	-	1,124
Net loss for the period	-	-	-	(1,116)	(1,116)
Balance at September 30, 2022	309,567,975	$105,406	$23,138	$(95,752)	$32,792

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Cash Flow For the nine months ended September 30, 2022 and 2021 (Unaudited - In thousands of U.S. Dollars)

	For the nine months ended September 30,
	2022	2021

Cash flows used in operating activities
Loss for the period	$(1,116)	$(1,906)
Non-cash transactions:
Interest expense	68	-
Gain on settlement of debt	(2)	-
Accretion expense	51	-
Fair value loss (gain) on derivative liabilities - warrants	(52)	(27)
Gain on sale of Butte Valley	(1,208)	-
Share of loss of investment in associate	73	-
Unrealized gain on marketable securities	-	(198)
Share-based payments	1,217	905

Changes in operating assets and liabilities:
Other receivables	2	-
Trade payables and other liabilities	(1,040)	(10)
Prepaid and deposit	(13)	-
Rio Tinto deposit	(2,364)	-
Net cash used in operating activities	(4,384)	(1,236)

Cash flows used in investing activities
Expenditures on mineral properties	(691)	(1,924)
Sale of marketable securities	-	830
Net proceeds from water rights sale	-	1,000
Sale of Butte Valley property	500	-
Proceeds from Rio Tinto agreement	4,000	-
Proceeds from reclamation bond reduction	5	-
Net cash used in investing activities	3,814	(94)

Cash flows provided by financing activities
Convertible debentures	1,875	-
Exercise of warrants	100	-
Proceeds from Private Placement	-	2,298
Shares issued for cash	-	264
Net cash provided by financing activities	1,975	2,562
Effect of foreign exchange on cash	-	(14)
Increase (decrease) in cash	1,405	1,218
Cash, beginning of period	842	701

Cash, end of period	$2,247	$1,919

Supplemental cash flow information
Exploration expenditures included in accounts payable	$170	$137
Shares issued to settle debt	199	-
Shares issued for mineral properties	625	-

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

1. NATURE OF OPERATIONS AND GOING CONCERN

Lion Copper and Gold Corp. (together with its subsidiaries, "Lion CG" or the "Company") is a Canadian-based company advancing its flagship copper assets in Mason Valley, Nevada with Rio Tinto America, Inc. in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada. The Company is incorporated in British Columbia, Canada. Its registered and records offices are located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. On November 22, 2021, the Company changed its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company commenced trading under the new name at the open of trading on November 23, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO" and trade on the OTCQB Market under the symbol "LCGMF".

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering the economically recoverable mineral reserves and obtaining the necessary funding to complete the development of these properties.

These condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from September 30, 2022. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the nine months ended as of September 30, 2022 and 2021, the Company incurred a net loss of $1,116 (2021 - $1,906). As at September 30, 2022, the Company had cash of $2,247 (December 31, 2021 - $842), working capital surplus of $75 (December 31, 2021 - deficit of $522) and an accumulated deficit of $95,752 (December 31, 2021 - $94,636).

The Company continues to incur losses, has limited financial resources, and has no current source of revenue or cash flow generated from operating activities. To address its financing requirements, the Company plans to seek financing through, but not limited to, debt financing, equity financing and strategic alliances. However, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of or eliminate one or more of its exploration programs or relinquish some or all of its rights under the existing option and acquisition agreements. The above factors give rise to material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

If the going concern assumptions were not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported expenses, and the consolidated statement of financial position classifications used. Such adjustments could be material.

2. BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective for financial year ended December 31, 2022.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the cash flow information.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

2. BASIS OF PRESENTATION (continued)

Statement of compliance (continued)

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and can affect those returns through its control over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements include the financial statements of Lion Copper and Gold Corp., and its wholly owned subsidiaries: Quaterra Alaska Inc. (Quaterra Alaska), Singatse Peak Services, LLC ("SPS") and Blue Copper LLC.  On March 30, 2022, Six Mile Mining Company, was dissolved and its assets were transferred to Quaterra Alaska Inc.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2021. The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2022.

These condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 28, 2022.

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with the accounting policies disclosed in Note 3 of the Company's audited consolidated financial statements for the year ended December 31, 2021, except for those summarized below. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2021.

a) Investment in associate

Investment in associate is comprised of the Company's investment in Falcon Butte Minerals Corp. ("Falcon Butte"). An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not in control or joint control over those policies. The Company's investment in Falcon Butte is accounted for using the equity method. Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company's share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within 'Share of profit of an associate' in the statement of comprehensive loss.

Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES

Total mineral property maintenance and exploration costs are listed in the table below:

	Singatse Peak Services				Lion CG	Quaterra Alaska
	MacArthur	Yerington	Bear	Wassuk	Chaco Bear and Ashton Property	Groundhog	Butte Valley	Blue Copper	Total
Balance December 31, 2020	$18,828	$3,569	$1,460	$1,470	$-	$2,522	$387	$-	$28,236

Property maintenance	$159	$69	$193	$305	$-	$98	$247	$401	$1,472
Drilling	892	-	-	47	-	-	500	-	1,439
Geological & mapping	22	-	-	-	-	-	-	16	38
Geophysical surveys	20	-	63	-	-	-	47	15	145
Technical study	276	11	-	-	-	1	-	-	288
Assay & labs	231	-	-	-	-	-	-	-	231
Environmental	43	142	-	-	-	-	-	-	185
Field support & other	46	5	-	3	-	67	1	47	169
Total additions for the year	1,689	227	256	355	-	166	795	479	3,967
Balance December 31, 2021	$20,517	$3,796	$1,716	$1,825	-	$2,688	$1,182	$479	$32,203

Property maintenance	$159	$64	$93	$55	$619	$-	$2	$279	$1,271
Drilling	447	418	-	-	-	-	-	-	865
Geological & mapping	-	-	-	-	18	-	-	25	43
Geophysical surveys	125	8	5	-	-	-	11	59	208
Technical study	385	90	-	-	-	-	-	-	475
Assay & Labs	76	-	-	-	-	-	-	-	76
Environmental	124	178	-	-	-	-	-	10	312
Field support & other	380	22	-	-	-	52	3	56	513
Rio Tinto proceeds	(1,464)	(708)	(50)	(55)	-	-	-	-	(2,277)
Assignment of Butte Valley	-	-	-	-	-	-	(1,198)	-	(1,198)
Total additions (disposals) for the year	232	72	48	-	637	52	(1,182)	429	288
Balance September 30, 2022	$20,749	$3,868	$1,764	$1,825	$637	$2,740	$-	$908	$32,491

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear and Wassuk properties in Nevada, a 100% interest in the Blue Copper Project in Montana, a 100% interest in the Chaco Bear and Ashton property in British Columbia, and a 90% interest in the Groundhog property in Alaska.  During the nine months ended September 30, 2022, the Company sold and assigned the Butte Valley option agreements to a related Company.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES (continued)

a) MacArthur and Yerington Properties, Nevada

On February 24, 2021, the Company entered into a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture, for $2,910 (the "Purchase and Sale Agreement"). In early March, 2021, the Company filed an application with the State of Nevada Division of Water Resources ("NDWR") to change the manner of use of the water rights from mining to agriculture and their place of use ("Change Application"). The Change Application was subsequently withdrawn on October 17, 2022.

Under the terms of the Purchase and Sale Agreement, Desert Pearl made a $1,000 initial payment to the Company on March 5, 2021. On May 26, 2022, the company announced it had reached an amicable agreement with Desert Pearl Farms to terminate the contract on the sale of the Company's water rights. As a consequence of the termination, the Company will recover the water permit designated for mining and milling use. The $1,000 deposit has been returned to Desert Pearl Farms. This water permit is currently subject to court proceedings and settlement discussions between the Company and the State of Nevada, as discussed in the following paragraph.

On July 23, 2021, the Company received a notice from the State of Nevada that three water rights permits had been forfeited. Further, that the application for an extension of time to prevent forfeiture of a fourth certificate was denied. The permits affected are components of the Purchase and Sale Agreement announced on February 24, 2021. On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to vigorously undertake the appeal process. SPS subsequently filed and was granted a Stay of the Forfeiture Notice on September 15, 2021. SPS filed its Opening Brief on March 28, 2022. The State Engineer filed its Answering Brief on July 8, 2022. SPS filed its Reply Brief on August 25, 2022. A hearing regarding the status of the forfeiture appeal was held in the Third Judicial Court District in Lyon County on Nov 4, 2022 with the Judge expected to provide a ruling by mid-December, 2022.  Since receipt of the Forfeiture Notice, SPS has been in contact with the State Engineer's office in an attempt to resolve the Forfeiture Notice.

b) Bear Deposit, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, collectively known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make $5,673 in cash payments over 15 years ($5,122 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties. Two of the properties are subject to a 2% NSR upon commencing commercial production, which can be reduced to a 1% NSR in consideration of $1,250 total.

Outstanding payments to keep the five option agreements current are as follows, by year:

  $193 due 2022 ($93 paid);
  $201 due in 2023;
  $50 due in years 2024 to 2028.

Outstanding purchase payments under the five option agreements are as follows:

  $1,250 for Taylor, purchase option expiring in 2023;
  $250 for Chisum, purchase option expiring in 2023;
  $5,000 for Yerington Mining, purchase option expiring in 2024;
  $8,975 for Circle Bar N, purchase option expiring in 2024;
  $22,770 for Desert Pearl Farms, purchase option expiring in 2029.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES (continued)

c) Wassuk, Nevada

The Wassuk property consists of 310 unpatented lode claims totaling approximately 6,400 acres on lands administered by the BLM.

The Company has completed all requirements to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, ($1,405 in cash payments and a work commitment of $50). During 2021, two final option payments were paid and form part of the total payments of $1,405. The Company has now satisfied all conditions required to execute the option to purchase.

The property is subject to a 3% NSR upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500.

d) Groundhog, Alaska

On April 20, 2017, the Company entered a lease with option to purchase agreement with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located two hundred miles southwest of Anchorage, Alaska.

During the year ended December 31, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment. To earn the 90% interest, the Company must fund a total of $5,000 ($2,740 funded) of exploration expenditures and make a lump sum payment to Chuchuna of $3,000 by the end of April 20, 2024. The Company can terminate the Agreement at its discretion.

The property is subject to a 1.75% NSR upon commencing commercial production, which can be reduced to a 0.875% NSR royalty in consideration of $25,000.

e) Butte Valley Prospect, Nevada

On January 26, 2022, the Company entered into a property acquisition agreement to sell and assign its options to acquire the Butte Valley property to Falcon Butte Minerals Corp. (formerly 1301666 B.C. Ltd, or "Falcon Butte.") which is a private British Columbia company established to acquire mineral resource properties.

Pursuant to the agreement, Lion CG's 100% owned subsidiary Quaterra Alaska was granted an equity position in Falcon Butte (Note 5). In addition, Quaterra Alaska will maintain a 1.5% NSR on each of the Butte Valley optioned properties, which is subject to a buy-down to a 1.0% NSR in exchange for a payment of $7,500 per property ("Butte Valley Royalty").

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley Property and the Company received 16,049,444 common shares of Falcon Butte with a fair value of $1,906 and $500 cash for the property, resulting in a gain on sale of $1,208 (Note 5, 11).

On April 13, 2022, the Company amended the agreement. Pursuant to the addendum Falcon Butte will pay a total of $500 in exchange for a 0.5% buy-down and retirement of certain NSRs held by the company. As of September 30, 2022, the Company has received $500.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES (continued)

f) Chaco Bear and Ashton Properties, British Columbia

On August 25, 2021, the Company entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. ("Houston") setting forth the terms of an option whereby the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (Collectively, the "Properties").

Under the terms of the LOI, the Company and Houston proposed to enter into a definitive agreement whereby the Company can earn up to a 100% interest in the Properties by making the following issuances and payments over a four-year period:

  issuing 8,000,000 common shares of the Company on closing (issued on March 17, 2022);
  making annual lease payments on the Properties after 2021;
  incurring CAD$150 of exploration expenditures on the Chaco Bear Property and CAD$50 of exploration expenditures on the Ashton Property before the end of 2021 for CAD$200 (paid);
  incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021 (claims were renewed and extended through to early 2025, resulting in no obligation on exploration expenditures until 2024);
  paying CAD$1,500 for the Chaco Bear Property and CAD$1,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company; and
  making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property.

On September 17, 2021, the parties agreed to an amendment to the LOI to include a 2.5% NSR on each property. Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of CAD$6,000 and 1.0% on the Ashton Property for a payment of CAD$3,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for CAD$12,000 and the remaining 1.0% NSR on the Ashton Property for CAD$6,000.

On January 26, 2022, the Company entered into an option agreement with Houston Minerals Ltd. to replace the LOI dated August 25, 2021. Pursuant to the terms of the option agreement, the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia, subject to a 2.5% net smelter returns royalty.

The terms of the option agreement are unchanged from the LOI except that the term of the option has changed from a four year period to a ten year period and annual advance royalty payments in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property are to be paid starting on the fifth year from closing through to the ninth year from closing instead of only in the fourth and fifth years from the closing. All other consideration terms remain unchanged.

In addition, commencing on January 31, 2022, and on January 31 of each year thereafter during the Option Period, Lion CG shall pay the following option maintenance fees to Houston: (a) CAD$60 in respect of the Chaco Bear Property; and (b) CAD$40 in respect of the Ashton Property (Note 17(b)).

Lion CG funded an initial work program in 2021 of CAD$200 on the Properties in consideration for the grant of the Option, and on March 16, 2022, the transaction was closed. The Company may exercise the Option for a period of up to ten years to acquire (i) the Chaco Bear property by paying CAD$1,500 to Houston, in cash or in common shares of the Company at the Company's option; and/or (ii) the Ashton Property by paying CAD$1,000 to Houston in cash or in common shares of the Company at the Company's option, and in either case common shares will be valued using the volume weighted average trading price of the Company's common shares for the twenty trading day period ending three trading days prior to the date of issuance of such Lion CG shares, with such cash payments being subject to a discount of between 5% and 15% based on the timing of exercise and cumulative exploration expenditures incurred as at the time of exercise. Houston will retain a 2.5% net smelter returns royalty on any of the Properties for which an Option has been exercised by the Company.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. sMINERAL PROPERTIES (continued)

g) Blue Copper Prospect, Montana

During the year ended as of December 31, 2021, Blue Copper LLC (the Company's 100% owned subsidiary) acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA. The area is prospective for high grade copper-gold skarns and porphyry copper-gold mineralization. The claim block encompasses a group of more than fourteen historic small mines that produced high grade gold, copper, and tungsten.

As a part of the transaction, Blue Copper LLC entered into a purchase agreement with Four O Six Mining & Exploration LLC to acquire certain existing and additional unpatented mining claims. In exchange for the unpatented mining claims, as part of the closing of the transaction, the Company issued 1,500,000 common shares of the capital of the Company (Note 9) and provided a NSR of 2.0% with a buy-down of 1% NSR for $1,500.

Blue Copper LLC has staked an additional 131 claims to expand the Blue Copper Prospect. The Company has provided a NSR of 2% with a buy-down of 1% NSR for $600 to Four O Six Mining & Exploration LLC for these claims.

On February 14, 2022, as a part of the Blue Copper Prospect transaction, the Company issued 1,500,000 common shares as part of the closing of the transaction (Note 9).

h) Option to Earn-in Agreement with Rio Tinto

On March 18, 2022, the Company entered into an Option to Earn-in Agreement with Rio Tinto America Inc. ("Rio Tinto") to advance studies and exploration at Lion CG's copper assets in Mason Valley, Nevada. Under the agreement, Rio Tinto has the option to earn a 65% interest in the assets, comprising 34,494 acres of land, including the historic Yerington mine, greenfield MacArthur Project, Wassuk property, the Bear deposit, and associated water rights (the "Mining Assets"). In addition, Rio Tinto will evaluate the potential commercial deployment of its Nuton™ technologies at the site. Nuton™ offers copper heap leaching technologies developed by Rio Tinto to deliver greater copper recovery from mined ore and access new sources of copper such as low-grade sulphide resources and reprocessing of stockpiles and mineralized waste. The technologies have the potential to deliver leading environmental performance through more efficient water usage, lower carbon emission, and the ability to reclaim mine sites by reprocessing waste.

The stages of the Agreement are set out below.

Stage 1

Rio Tinto will pay up to four million U.S. dollars ($4,000) for an exclusive earn-in option and agreed-upon Mason Valley study and evaluation works to be completed by Lion CG no later than December 31, 2022 (paid) (Note 6).

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES (continued)

Stage 2

Within forty-five (45) days of the completion of Stage 1, Rio Tinto will provide notice to Lion CG whether Rio Tinto elects to proceed with Stage 2, upon which Rio Tinto will pay up to five million U.S. dollars ($5,000) for agreed-upon Mason Valley study and evaluation works to be completed by Lion CG within 12 months from the date that the parties agree upon the scope of Stage 2 work.

Stages 1 and 2 may be accelerated at Rio Tinto's option.

Stage 3 - Feasibility Study

Within sixty (60) days of the completion of Stage 2, Rio Tinto shall provide notice to Lion CG whether Rio Tinto will exercise its Option and fund a Feasibility Study based on the results of the Stage 1 and Stage 2 work programs. Rio Tinto will fully-fund the Feasibility Study and ancillary work completed by Lion CG in amount not to exceed fifty million U.S. dollars ($50,000).

Investment Decision

Upon completion of the Feasibility Study, Rio Tinto and Lion CG will decide whether to create an investment vehicle into which the Mining Assets will be transferred, with Rio Tinto holding not less than a 65% interest in the investment vehicle.

• If Rio Tinto elects to not to create the investment vehicle, then Lion CG shall grant to Rio Tinto a 1.5% NSR on the Mining Assets.

• If Rio Tinto elects to create the investment vehicle but Lion CG elects not to create the investment vehicle, then, at Rio Tinto's option, Lion CG shall create the investment vehicle and Rio Tinto will purchase Lion CG's interest in the investment vehicle for fair market value.

Project Financing

• Following the formation of the investment vehicle, any project financing costs incurred will be funded by Rio Tinto and Lion CG in proportion to their respective ownership interest in the investment vehicle.

• Rio Tinto may elect to fund up to sixty million U.S. dollars ($60,000) of Lion CG 's project financing costs in exchange for a 10% increase in Rio Tinto's ownership percentage. In addition, upon mutual agreement of Rio Tinto and Lion CG, Rio Tinto may fund an additional forty million U.S. dollars ($40,000) of Lion CG's project financing costs in exchange for an additional 5% increase in Rio Tinto's ownership percentage.

• If Lion CG's ownership percentage in the investment vehicle is diluted to 10% or less, then Lion CG's ownership interest will be converted into a 1% uncapped NSR.

On April 27, 2022, the Company TSX Venture Exchange approved the Company's Option to Earn-in Agreement with Rio Tinto America Inc.

On May 17, 2022, Rio Tinto approved the Stage 1 Work Program and provided $4,000 to the Company for the development of the Mason Valley projects, which are currently in progress (Note 6).

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

5. INVESTMENT IN ASSOCIATE

On April 5, 2022, the Company received 16,049,444 shares in Falcon Butte Minerals Corp. (formerly 1301666 BC Ltd., "Falcon Butte"), which is a private British Columbia company established to acquire mineral resource properties, in connection with a property acquisition agreement to assign the Company's options to acquire the Butte Valley property (Note 4).  At the time of acquisition, the 16,049,444 shares represented 25.54% of shares outstanding, or 20.48% of the potential voting rights of Falcon Butte which includes unexercised warrants, and as at September 30, 2022, the Company's share ownership was reduced to 21.53%, and potential voting rights were diluted to 17.14%. The Company and Falcon Butte have common directors and managerial personnel, as such, management has assessed that the Company has significant influence over Falcon Butte and that the investment should be accounted for using the equity method of accounting.

The opening balance of the in investment was determined to be $1,906 ($2,374 CAD) which represents the fair value of the shares received. The value of the shares was determined based on Falcon Butte's financing that closed concurrently with the property acquisition. The Company's share of net loss for the three and nine months ended September 30, 2022 are $42 and $73 respectively. The portion of net loss attributable to the Company was determined using the percentage of voting rights held by the Company throughout the period.

Summarized financial information of Falcon Butte and a reconciliation of the carrying amount of the investment in the condensed interim consolidation financial statements are set out below:

Summarized statement of financial position

(Expressed in thousands of U.S. Dollars)

As at	September 30, 2022
Current assets
Cash	$1,245
Receivables	21
Prepaid expenses	42
Total current assets	1,308

Deposits	55
Exploration and evaluation assets	5,880
Total assets	$7,243

Current liabilities
Accounts payable and accrued liabilities	$665
Total liabilities	665

Equity	6,578
Total liabilities and equity	$7,243

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

5. INVESTMENT IN ASSOCIATE (continued)

Summarized statement of loss

(Expressed in thousands of U.S. Dollars)

Period from April 5 to September 30, 2022
Operating expenses
General and administrative expenses	$519
Total operating expenses	(519)

Gain (loss) on settlement of debt	92
Interest income	5
Foreign exchange gain (loss)	116
Net loss	(306)

Foreign currency translation adjustment	(43)
Net loss and comprehensive loss	$(349)

A continuity of the Company's investment in associate is as follows:

Balance December 31, 2021	$-
Initial investment	1,906
Company's share of net loss	(73)
Balance September 30, 2022	$1,833

6. RIO TINTO DEPOSIT

On June 7, 2022, the Company received $4,000 in connection to Stage 1 of the option to Earn-in Agreement with Rio Tinto America Inc (Note 4). The Company and Rio Tinto America mutually agreed on the Stage 1 program of work and the balance of the deposit will be applied against the Company's Yerington, MacArthur, Wassuk property, and Bear mineral properties as work progresses.

A continuity of the Company's Rio Tinto deposit is as follows:

Balance December 31, 2021	-
Proceeds received	4,000

Funds applied to mineral property expenditures:
Property maintenance	(328)
Assay & labs	(76)
Drilling	(864)
Environmental	(254)
Geophysical surveys	(106)
Technical study	(275)
Field support & other	(374)

Funds applied to general operating expenditures	(87)
Balance September 30, 2022	1,636

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

7. DERIVATIVE LIABILITIES

a) Warrants

The Company has certain outstanding share purchase warrants that are exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities and carried at fair value and revalued at each reporting date. These warrants expired during the nine months ended September 30, 2022 and thus, the derivative liability attached to these have been valued at $nil.

b) Conversion option on convertible debentures

During the nine months ended September 30, 2022, the Company closed the first two tranches of its non-brokered private placement of unsecured convertible debentures (Note 8). The debentures allow the holder the option to elect to be repaid in kind at any time prior to maturity by way of shares the Company holds in Falcon Butte, or its successor, at a rate of $0.25 per Falcon Butte share. The conversion option is classified as a derivative liability and carried at fair value and revalued at each reporting date.

A reconciliation of the changes in the derivative liability during the period is as follows:

Balance December 31, 2020	$51
Change in fair value	4
Balance December 31, 2021	55
Derivative related to convertible debentures - recognition	313
Change in fair value - conversion option	3
Change in fair value - warrants	(55)
Balance September 30, 2022	$316

8. CONVERTIBLE DEBENTURES

On June 17, 2022, the company closed the first tranche of its non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,075 (Note 11). The debentures bear interest at a rate of 14% per annum and mature on February 17, 2024 and are convertible into shares of the Company at $0.067 per share until June 17, 2023 and thereafter at $0.078 per share. The holder also has the option to elect at any time prior to the election date to be repaid by way of shares the Company owns of Falcon Butte (Note 5) at the rate of $0.25 per Falcon Butte share.  The option to be repaid in Falcon Butte shares represents a derivative liability as the holder has the option to convert the debt into a financial asset of the Company (Note 7).

In conjunction with the first tranche of the convertible debt financing, the Company issued 16,044,774 warrants. The warrants are exercisable into one common share of the Company at $0.067 per share and expire on February 17, 2024.

The convertible debentures were determined to be a financial instrument comprising an embedded derivative liability classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the debentures between the two components. The fair value of the debt was valued first, followed by the fair value of the conversion option to Falcon Butte shares or Lion Copper and Gold shares with the residual allocated to the warrants based on their relative fair values. The fair value of the debt was estimated using the prevailing market interest rate for a similar non-convertible instrument, estimated to be 11% per annum. A total amount of $145 was allocated to the conversion option, with remaining amount of $34 allocated to warrants.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

8. CONVERTIBLE DEBENTURES (continued)

On July 8, 2022, the company closed the second tranche of its non-brokered private placement of unsecured convertible debentures for gross proceeds of $800 (Note 11). The Company approved a tranche of $925, of which the remaining $125 was received subsequent to the period end from the Vice President of ESG of the Company (Note 17). The debentures bear interest at a rate of 14% per annum and mature on March 8, 2024 and are convertible into shares of the Company at $0.067 per share until July 8, 2023 and thereafter at $0.078 per share. The holder also has the option to elect at any time prior to the election date to be repaid by way of shares the Company owns of Falcon Butte (Note 5) at the rate of $0.25 per Falcon Butte share.  The option to be repaid in Falcon Butte shares represents a derivative liability as the holder has the option to convert the debt into a financial asset of the Company (Note 7).

In conjunction with the second tranche of the convertible debt financing, the Company issued 11,940,293 warrants. The warrants are exercisable into one common share of the Company at $0.067 per share and expire on March 8, 2024.

The convertible debentures were determined to be a financial instrument comprising an embedded derivative liability classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the debentures between the two components. The fair value of the debt was valued first, followed by the fair value of the conversion option to Falcon Butte shares or Lion Copper and Gold shares with the residual allocated to the warrants based on their relative fair values. The fair value of the debt was estimated using the prevailing market interest rate for a similar non-convertible instrument, estimated to be 16% per annum. A total amount of $168 was allocated to the conversion option, with remaining amount of $17 allocated to warrants.

The fair value of the conversion feature was determined based on the Black-Scholes Option Pricing Model using the assumptions set out as follows:

At initial recognition
Risk-free interest rate	3.20% - 3.26%
Expected volatility	100%
Dividend yield	0%
Expected life	1.67 years

A continuity schedule of the Company's convertible debt is as follows:

September 30, 2022
Balance as at January 1, 2022	$-
Issued	1,875
Derivative liability	(313)
Fair value of warrants	(51)
Accretion	51
Interest	68
Balance as at September 30, 2022	$1,630

$68 in accrued interest was owing on the convertible debt as of September 30, 2022 (2021- $Nil).

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

9. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

Nine months ended September 30, 2022

a) On February 17, 2022, as a part of the Blue Copper Prospect transaction, the Company issued 1,500,000 common shares with a fair value of $119 as part of the closing of the transaction (Note 4(g)).

b) On March 17, 2022, the Company issued 8,000,000 common shares with a fair value of $506 as part of the option agreement with Houston Minerals Ltd.  to acquire a 100% interest in the Chaco, and the Ashton Properties (Note 4(f)).

c) On April 25, 2022, the Company issued 800,000 common shares with a fair value of $56 to settle debt in the amount of $62 (CAD$80) and recognized a gain on the settlement of $6.

d) On June 29, 2022, the Company issued 2,000,000 common shares in connection with warrants exercised for proceeds of $100 (Note 11).

e) On July 5, 2022, the Company issued 1,212,121 common shares with a fair value of $94 to settle outstanding debt of $78 and recognized a loss on the settlement of $16.

f) On July, 28, 2022, the Company issued 1,333,333, with a fair value of $93 in relation to the release of 1,333,333 restricted share units.

g) On August 23, 2022, the Company issued 915,910 common shares with a fair value of $49 to settle outstanding debt of $61 and recognized a gain on the settlement of $12.

Nine months ended September 30, 2021

a) On September 13, 2021, the Company closed the first tranche of a non-broker Private Placement for gross proceeds of $1,566.350. The Company issued 26,105,833 units (each, a "Unit") of the Company at a price of $0.06 per Unit.

In connection with the completion of the first tranche of the Private Placement, the Company paid a total of $22,974 and issued 382,900 finder's warrants as finder's fees. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

b) On September 27, 2021, the Company closed the second tranche of a non-brokered private placement for gross proceeds of $771,820. The Company issued 12,863,669 units of the Company at a price of $0.06 per Unit.

In connection with the completion of the second tranche of the Private Placement, the Company paid a total of $17,354 and issued 289,240 finder's warrants as finder's fees to PI Financial Corp. and Haywood Securities Inc. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

Each Unit of the Private Placement is comprised of one common share (a "Common Share") and one common share purchase warrant (a "Warrant").

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

9. SHARE CAPITAL (continued)

Each Warrant entitles the holder thereof to purchase one additional Common Share of the Company at a price of $0.10 per Common Share within a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the Common Shares of the Company on the TSX Venture Exchange is equal to or greater than US$0.30 for a period of ten consecutive trading days.

c) During the period ended September 30, 2021, the Company issued 5,600,000 common shares in connection with options and warrants exercised.

10. EQUITY RESERVES

a) Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

Stock option activity during the nine months ended September 30, 2022 is summarized below:

i. On May 25, 2022, the Company granted 9,000,000 stock options with an exercise price of $0.085 CAD and an expiry date of May 25, 2027 which vested immediately upon grant.

ii. On August 18, 2022, the Company granted 2,394,283 stock options with an exercise price of $0.072 CAD and an expiry date of August 18, 2025 which vested immediately upon grant.

The continuity of the number of stock options issued and outstanding as of September 30, 2022, and December 31, 2021 is as follows:

	As at September 30, 2022		As at December 31, 2021
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of year	19,915,000	0.12	14,690,000	0.08
Granted	11,394,283	0.08	12,900,000	0.16
Expired	(1,695,000)	0.10	(275,000)	0.65
Cancelled	-	-	(2,515,000)	0.15
Exercised	-	-	(4,885,000)	0.07
Outstanding, end of period, year	29,614,283	0.11	19,915,000	0.12

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

10. EQUITY RESERVES (continued)

As of September 30, 2022, and December 31, 2021, the number of stock options outstanding and exercisable were:

Expiry date	Exercise price (CAD)	Number of options outstanding	Remaining contractual life in years	Number of options exercisable
September 20, 2023	0.06	1,470,000	0.97	1,470,000
June 21, 2024	0.07	1,900,000	1.73	1,900,000
August 8, 2024	0.06	500,000	1.86	500,000
June 20, 2025	0.08	2,450,000	2.72	2,450,000
August 18, 2025	0.072	2,394,283	2.88	2,394,283
June 18, 2026	0.25	3,950,000	3.72	3,950,000
September 17, 2026	0.11	4,500,000	3.97	4,500,000
October 21, 2026	0.09	2,700,000	4.06	2,700,000
December 12, 2026	0.12	750,000	4.20	750,000
May 25, 2027	0.085	9,000,000	4.65	9,000,000
Outstanding, September 30, 2022		29,614,283		29,614,283

Expiry date	Exercise price (CAD)	Number of options outstanding	Remaining contractual life in years	Number of options exercisable
June 23, 2022	0.10	1,695,000	0.48	1,695,000
September 20, 2023	0.06	1,470,000	1.72	1,470,000
June 21, 2024	0.07	1,900,000	2.47	1,900,000
August 8, 2024	0.06	500,000	2.61	500,000
June 20, 2025	0.08	2,450,000	3.47	2,450,000
June 18, 2026	0.25	3,950,000	4.47	1,975,000
September 17, 2026	0.11	4,500,000	4.72	2,250,000
October 21, 2026	0.09	2,700,000	4.81	675,000
December 12, 2026	0.12	750,000	4.95	187,500
Outstanding, December 31, 2021		19,915,000		13,102,500

During the nine months ended September 30, 2022, an amount of $940 (2021 - $905) was expensed as share-based payments related to the vesting of options. The portion of share-based payments recorded is based on the vesting schedule of the options. The following weighted average assumptions were applied using the Black-Scholes Option Pricing model used to estimate the weighted average fair value of stock options granted during the nine months ended September 30, 2022, and 2021:

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Risk-free interest rate	2.73%	0.97%
Expected life (years)	4.58	5
Annualized volatility	147.87%	103.61%
Dividend yield	0%	0%

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

10. EQUITY RESERVES (continued)

b) Share purchase warrants

Warrant activity during the nine months ended September 30, 2022, is summarized below:

i. On June 17, 2022, the Company granted 16,044,774 warrants with an exercise price of $0.067 and an expiry date of February 17, 2024.

ii. On June 29, 2022, the Company issued 2,000,000 common shares in connection with the exercise of warrants with an exercise price of $0.05 for proceeds of $100 (Note 11).

iii. On July 8, 2022, the Company granted 11,940,293 warrants with an exercise price of $0.067 and an expiry date of March 8, 2024.

The continuity of the number of share purchase warrants outstanding as of September 30, 2022, and December 31, 2021, is as follows:

	September 30, 2022		December 31, 2021
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	83,083,504	$0.09	12,769,230	$0.05
Issued	27,985,067	0.067	71,314,274	0.10
Exercised	(2,000,000)	0.05	(1,000,000)	0.05
Expired	(9,769,230)	0.05	-	-
Outstanding, end of period	99,299,341	$0.09	83,083,504	$0.09

The following table summarizes warrants outstanding as of September 30, 2022, and December 31, 2021:

Expiry date	Currency	Exercise price	September 30, 2022	December 31, 2021
August 28, 2022	USD	0.05	-	11,000,000
September 20, 2022	CAD	0.065	-	769,230
September 13, 2024	USD	0.10	26,488,733	26,488,733
September 27, 2024	USD	0.10	13,152,909	13,152,909
October 21, 2024	USD	0.10	31,672,632	31,672,632
February 17, 2024	USD	0.067	16,044,774	-
March 8, 2024	USD	0.067	11,940,293	-
Outstanding at the end of the period			99,299,341	83,083,504

c) Restricted share units

At the 2022 Annual General Meeting, the Company's shareholders approved issuance of common shares from treasury pursuant to the Company's Amened 2021 Restricted Share Unit Plan (the "RSU Plan") and reserved 30,330,661 shares for issuance under the RSU Plan. Under the RSU Plan, if the Company divests its interests, including the option to purchase, absent a merger, sale or similar transaction in a) one of either the Chaco Bear or Ashton projects, then 50% of the total RSUs that have not vested will be cancelled, or b) both the Chaco Bear or Ashton projects, then 100% of the total RSUs that have not vested will be cancelled.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

10. EQUITY RESERVES (continued)

Restricted share units ("RSU") activity during the nine months ended September 30, 2022, is summarized below:

i. On June 3, 2022, the Company issued 8,000,000 RSUs to the CEO and the President/CFO of the Company. 33.33% of the RSUs vested on June 3, 2022, 33.33% vest on the first anniversary and 33% vest on the second anniversary (Note 11).

ii. On June 3, 2022, 1,333,333 RSUs were released. The RSUs were converted into shares subsequent to the period on July 28, 2022 (Note 11).

iii. On June 3, 2022, 1,333,333 RSUs were cancelled (Note 11).

During the period ended September 30, 2022, an amount of $277 (2021 - $Nil) was expensed as share-based payments related to the grant of RSU's.

The continuity of the number of RSUs issued and outstanding as of September 30, 2022, and December 31, 2021 is as follows:

Number of RSUs
Outstanding at December 31, 2021	-
Granted	8,000,000
Released	(1,333,333)
Cancelled	(1,333,333)
Outstanding at September 30, 2022	5,333,334

11. RELATED PARTY TRANSACTIONS

The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	Three months ended September		Nine months ended September
	2022	2021	2022	2021
Salaries	$106	$170	$380	$432
Directors' fees	-	-	13	18
Share-based payments	407	81	936	406
Interest on convertible debenture	25	-	26	-
	$538	$251	$1,356	$856

a) On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to Falcon Butte, which is a private British Columbia company established to acquire mineral resource properties. Falcon Butte was founded by two individuals that are also directors and officers of Lion CG and as such the transaction is a non-arm's length transaction under TSXV rules.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley property. Pursuant to the assignment agreement, Lion CG received 16,049,444 common shares of Falcon Butte (Note 5). In addition, the Company received a payment of $500 from Falcon Butte, as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.  The Company recorded a gain of $1,208 on the sale of the Butte Valley property (Note 4(e)).

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

11. RELATED PARTY TRANSACTIONS (continued)

On April 13, 2022, the Company amended the agreement. Pursuant to the addendum Falcon Butte will pay a total of $500 in exchange for a 0.5% buy-down and retirement of certain NSRs. As of September 30, 2022, the Company has received $500 (Note 4(e)).

b) As per their agreements with the Company, the CEO and President/CFO are entitled to receive an annual grant of options under the Stock Option Plan of the Company on each Annual Review Date. The number of options will be determined by the Board based on a minimum of 50% and maximum of 150% of the annual base compensation. The exercise price per common share of the Company will be equal to the Market Price (as defined in the TSXV policies) of the Company's common shares as at the Annual Review Date, subject to a minimum exercise price per share of CAD$0.05. The applicable percentage on the annual base salary will be determined by the Board based on an assessment of the performance of the CEO and President/CFO in achieving the Annual Objectives for the relevant Annual Review Period. On May 25, 2022, the CEO and President/ CFO were issued a combined 3,300,000 bonus options with an exercise price of $0.085 and an expiry date of May 25, 2027 (Note 10(a)). The CFO was granted 1,470,000 stock options and the CEO was granted 1,830,000 stock options.

c) On June 29, 2022, a director of the Company exercised 2,000,000 warrants with an exercise price of $0.05 per share for gross proceeds of $100 (Note 9,10 (b)).

d) As per their agreements with the Company, the CEO and President/ CFO were each granted 4 million Restricted Stock Units ("RSUs") on October 21, 2021, which were granted subject to vesting in three equal installments over three years. The grant of RSUs is subject to shareholder approval and further subject to Exchange approval of the RSU Plan and the aforementioned grant thereunder. Pursuant to Exchange policies, RSUs granted prior to shareholder approval of the RSU Plan must be specifically approved by a vote of shareholders excluding the votes of the holders of the Restricted Share Units. The Company's shareholders approved the grant of 4 million RSUs to both the CEO and President/ CFO at the AGM on May 18, 2022 and the Exchange approved the RSU Plan on June 3, 2022, resulting in 8,000,000 RSUs granted on June 3, 2022 (Note 10 (c)).

e) On June 3, 2022, 1,333,333 RSUs issued to the CEO were released. The RSUs were converted into shares on July 28, 2022.

f) As of September 30, 2022, 1,333,333 RSUs issued to the President/CFO were cancelled ((Note 10 (c)).

g) During the nine months ended September 30, 2022, a director of the Company subscribed for $250 of unsecured convertible debentures in the first tranche (Note 8).  The debentures bear interest at a rate of 14% per annum and mature on February 17, 2024 and are convertible into shares of the Company at $0.067 per share until June 17, 2023, and thereafter at $0.078 per share. As of September 30, 2022, the Company accrued $10 in interest related to the convertible debentures.

h) During the nine months ended September 30, 2022, certain directors and officers of the Company subscribed for $500 of unsecured convertible debentures in the second tranche (Note 8).  The debentures bear interest at a rate of 14% per annum and mature on March 8, 2024 and are convertible into shares of the Company at $0.067 per share until July 8, 2023, and thereafter at $0.078 per share. As of September 30, 2022, the Company accrued $16 in interest related to the convertible debentures.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

12. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being mineral exploration. Geographic segment information of the Company as at and for the period ended September 30, 2022, and the year ended December 31, 2022 is as follows:

	September 30, 2022			December 31, 2021
	Canada	USA	Total	Canada	USA	Total
Non-current assets	$637	$33,710	$34,347	$-	$32,238	$32,238
Total assets	$10,980	$25,674	$36,654	$790	$32,339	$33,129
Non-current liabilities	$(1,630)	$-	$(1,630)	$-	$-	$-
Total liabilities	$(2,028)	$(1,834)	$(3,862)	$(196)	$(1,217)	$(1,413)

	Nine months ended September 30, 2022			Nine months ended September 30, 2021
	Canada	USA	Total	Canada	USA	Total
Net income (loss)	$(1,567)	$451	$(1,116)	$(928)	$(978)	$(1,906)

13. COMMITMENTS

To acquire certain mineral property interests as per Note 4, the Company must make optional acquisition expenditures to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert to the property vendors.

14. CONTINGENCIES

On July 23, 2021, the Company received notice from the State of Nevada that the State has not approved extensions of three water rights permits purchased by its subsidiary, SPS in 2011. The State also advised that a fourth permit would not be extended after a period of an additional year.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. This appeal process is ongoing as discussed in Note 4(a).

15. CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves, and deficit. The Company's objectives are to ensure sufficient financial flexibility to achieve its ongoing business objectives, including the funding of future growth opportunities, the pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire, or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period ended September 30, 2022. The Company is not subject to any externally imposed capital requirements.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

16. FINANCIAL INSTRUMENT RISKS

The board of directors has overall responsibility for establishing and oversight of the Company's risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Financial instruments consist of cash, investments, accounts payable, derivative liabilities and convertible debentures.

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The Company's activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are, liquidity risk, currency risk, interest rate risk, credit risk and commodity price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

The investment in associate is considered to represent a level 3 fair value measurement.

a) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash and expected exercise of stock options and share purchase warrants. See Note 1 for further discussion.

b) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in the United States and Canada; therefore, it is exposed to currency risk from transactions denominated in CAD. Currently, the Company does not have any foreign exchange hedge programs and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on CAD financial assets and liabilities' magnitude, the Company does not have material sensitivity to CAD to USD exchange rates.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintains an investment policy that focuses primarily on the preservation of capital and liquidity.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

16. FINANCIAL INSTRUMENT RISKS (continued)

d) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit rating agencies.

17. SUBSEQUENT EVENTS

On October 28, 2022, $125 of an investor's subscription in the convertible debenture financing that closed on July 8, 2022, was assigned to the Vice President of ESG of the Company and per the terms of the debenture, the holder was granted 1,865,671 warrants exercisable at $0.067 per share expiring on March 8, 2024. The terms of the convertible debt remain unchanged from those listed in Note 8.

On November 1, 2022, the Company amended an employment agreement with the CEO of the Company. The CEO will continue to receive remuneration of $250, however, 52% of the salary will be paid in shares of Falcon Butte. The deemed price will be equal to the greater of $0.28 per share and the latest cash financing price raised by Falcon Butte. On November 1, 2022, $32.5 of the annual salary will be converted to Falcon Butte shares and February 1, 2023, $32.5 will be converted to Falcon Butte shares. The payment terms are applicable for six months beginning November 1, 2022, and these payment terms can be extended on a quarterly basis.

On November 8, 2022, the Company transferred its interests in Blue Copper LLC, Groundhog, Butte Valley Royalty, and the Nieves project to Blue Copper Resources Corp. ("Blue Copper"), a recently incorporated subsidiary of the Company, at a deemed aggregate price of $1,150. Charles Travis Naugle, a director and officer of the Company also acquired a 20.7% equity interest in Blue Copper in exchange for $300.

Under U.S. federal securities laws, issuers must assess their foreign private issuer status as of the last business day of their second fiscal quarter. It was announced that more than 50% of the Company's common shares are held by U.S. shareholders, and the Company no longer meets the definition of a foreign private issuer under the United States securities laws. As a result, commencing in 2023, the Company will be required to use forms and rules prescribed for U.S. domestic companies, including the requirement that financial statements be presented in accordance with U.S. GAAP instead of IFRS. The Company's common shares will continue to be listed on the TSX Venture Exchange and quoted on the OTCQB.